August 16, 2018

Edwin Negron-Carballo
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 206
Boca Raton, Florida 33431

       Re: Celsius Holdings, Inc.
           Form 10-K for the year ended December 31, 2017
           Filed March 8, 2018
           File No. 001-34611

Dear Mr. Negron-Carballo:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Item 9.A. Controls and Procedures
Management's report on internal control over financial reporting, page 22

1. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of the Company's internal control over financial reporting.
      Refer to Item 308 of Regulation S-K for guidance. Also, your current disclosures on page
      23 indicate that your Interim President and Chief Executive Officer and your Chief
      Financial Officer conducted an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures and determined they were effective. Please revise to provide management's assessment and conclusion with respect to the effectiveness of your internal control over financial reporting as of the end of the
 Edwin Negron-Carballo
Celsius Holdings, Inc.
August 16, 2018
Page 2
         Company's most recent fiscal year as required by Item 308 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel, Staff Accountant at (202)551-3813 or Joel Parker, Senior
Assistant Chief Accountant at (202)551-3651 with any questions.



                                                            Sincerely,
FirstName LastNameEdwin Negron-Carballo
                                                            Division of
Corporation Finance
Comapany NameCelsius Holdings, Inc.
                                                            Office of
Beverages, Apparel and
August 16, 2018 Page 2                                      Mining
FirstName LastName